                                                  ------------------------------
                                                           OMB APPROVAL
                                                  ------------------------------
                                                  OMB Number  3235-0287
                                                  Expires: September 30, 1998
                                                  Estimated average burden
                                                  hours per response ....... 0.5
                                                  ------------------------------

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[  ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
(Print or type responses)

================================================================================
1. Name and Address of Reporting Person*

KRG Capital Partners, LLC (designated beneficial owner)
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

370 Seventeenth Street
--------------------------------------------------------------------------------
                                    (Street)

Denver                           Colorado                80202
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


================================================================================
2. Issuer Name and Ticker or Trading Symbol


White Cap Holding, Inc. ("WHCP")
================================================================================
3. IRS or Social Security Number of Reporting Person (Voluntary)


================================================================================
4. Statement for Month/Year

October 1998
================================================================================
5. If Amendment, Date of Original (Month/Year)


================================================================================
6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)

           --------------------------

================================================================================
7. Individual or Joint/Group Filing (Check applicable line)

   [  ] Form filed by one Reporting Person
   [X ] Form filed by more than one Reporting Person


================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

 Common Stock, par value
 $0.01 per share                       10/7/98        S              244,992     n/a    n/a      1,047,967      I         See below
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the Form is filed by more than one Reporting Person, see Instruction
  4(b)(v).

                                                                          (over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

E

Explanation of Responses:

This report is being made by KRG Capital Partners, LLC ("KRG Capital"), as designated beneficial owner pursuant to Instruction 4(b)(v). The securities reported herein are held by the members of KRG Capital Investments II, LLC listed on Schedule A hereto (the "Members"). All of such shares are subject to a voting agreement providing KRG Capital the right to vote all of such shares. Each of the Members disclaims beneficial ownership of all of the shares held by other Members, other than immediate family members or family trusts. KRG Capital previously had the sole right to vote the 1,300,954 shares of Common Stock held by the Members. Such agreement was amended and restated effective October 7, 1998 to release certain members of KRG II, who beneficially own approximately 2.3% of the Common Stock outstanding, from the voting agreement. As a result of such amendment, KRG now has the sole right to vote the 1,047,962 shares of Common Stock held by the Members. The amount of shares of stock disposed by certain Members are listed on Schedule B hereto.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
/s/ Bruce Rogers                                                October 8, 1998
----------------------------------                             ----------------
  **Signature of Reporting Person                                      Date

Note:    File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                   SCHEDULE A





                                                                                                                       BALANCE
SH TAX ID NUMBER                        NAME                                                                            HELD
-----------------------              ---------------------------------------------------                              ---------
###-##-####                          Brenda K. King                                                                     71,346
###-##-####                          Mark M. King                                                                      209,517
###-##-####                          MBK Children's Trust                                                               24,360
###-##-####/###-##-####              Bruce L. Rogers and Sally K. Rogers, Ten in Common                                225,303
###-##-####                          Andrew J. Gwirtsman                                                                13,230
84-1363522                           Capital Resources Growth, Inc.                                                    208,800
###-##-####/###-##-####              Charles R. Gwirtsman and Nancy J. Reichman                                         93,707
###-##-####                          Daniel L. Gwirtsman                                                                13,230
###-##-####                          Lee W. Dines                                                                       72,968
###-##-####                          Nancy J. Reichman                                                                  45,901
###-##-####                          Rogers Family Trust                                                                26,100
###-##-####                          Sally K. Rogers Trust                                                              43,500
                                                                                                                    ----------
                                        TOTAL                                                                        1,047,962
                                                                                                                    ==========

                                   SCHEDULE B





                                                                SHARES
                                                               RELEASED
                                                                 FROM
SH TAX ID NUMBER                  NAME                          VOTING
-------------------------------------------------------------------------------
84-6291627                           AM Trust                  122,496
36-3393607                           CRL, Inc.                 122,496
                                                              --------
                                        TOTAL                  244,992
                                                              ========